The Aegis Funds
6862 Elm Street, Suite 830
McLean, VA 22101

February 20, 2014

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Aegis Funds (the “Trust”)
Securities Act Registration No: 333-106971
Investment Company Act Registration No: 811-21399

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A (Accession No. 0000894189-14-000645), filed on February 6, 2014, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No. 19.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Post-Effective Amendment No. 19 has been signed by the President of the Trust this 20th day of February, 2014.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Paul Miller at 202-737-8833.

Sincerely,

/s/ Scott L. Barbee
Scott L. Barbee
President